Room 4561

June 4, 2007

Mr. Joseph W. Alsop
Chief Executive Officer
Progress Software Corporation
14 Oak Park
Bedford, MA 01730

       Re: Progress Software Corporation
              Form 10-K for Fiscal Year Ended November 30, 2006
              Filed February 13, 2007
              File No. 000-19417

Dear Mr. Alsop:

We have completed our review of your Form 10-K for the year ended November 30, 2006 and have no further comments at this time.

              Very truly yours,

              Mark Kronforst
              Accounting Branch Chief